ViRexx Medical Corp.
(a development stage company)

Interim Consolidated Financial Statements
(Unaudited)
June 30, 2006
(expressed in Canadian dollars)

	June 30, 2006 $ (Unaudited)	December 31, 2005 $

Assets

Current assets
Cash and cash equivalents	13,210,581	5,571,850
Other receivables	90,744	39,606
Prepaid expenses and deposits	343,792	166,658

	13,645,117	5,778,114

Property and equipment	524,616	518,134

Acquired intellectual property	28,613,968	29,990,097

	42,783,701	36,286,345

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,200,114	670,166

Future income taxes	-	1,168,377

	1,200,114	1,838,543

Commitments (note 3)

Shareholders’ Equity

Common shares - no par value; unlimited shares authorized; 70,342,535 shares and 58,443,445 shares issued and outstanding, respectively (note 4)	52,278,279	45,989,189

Contributed surplus (note 4)	11,260,753	4,779,409

Deficit accumulated during development stage	(21,955,445)	(16,320,796)

	41,583,587	34,447,802

	42,783,701	36,286,345

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

 /s/ D. Lorne Tyrrell____________                                        /s/ Douglas Gilpin____________
Lorne Tyrrell, Ph.D., M.D.                                             Douglas Gilpin, CA
Director                                                          Chairman

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Loss and Accumulated Deficit

(expressed in Canadian dollars)

	Three-month period ended		Six-month period ended

	June 30, 2006 $ (Unaudited)	June 30, 2005 $ (Unaudited)	June 30, 2006 $ (Unaudited)	June 30, 2005 $ (Unaudited)

Revenue	-	-	-	-

Expenses
Research and development	1,475,656	1,075,476	3,019,323	1,988,460
Corporate administration	1,311,694	866,646	2,239,129	1,609,006
Depreciation and amortization	658,332	694,974	1,444,592	1,387,516
Loss on foreign exchange	7,508	19,302	12,872	37,915
Interest income	(127,188)	(53,182)	(194,820)	(106,286)
Debenture interest	-	61,116	-	76,469

	3,326,002	2,664,332	6,521,096	4,993,080

Loss before income taxes	(3,326,002)	(2,664,332)	(6,521,096)	(4,993,080)

Recovery of future income taxes	-	(655,655)	(886,447)	(1,281,570)

Net loss for the period	(3,326,002)	(2,008,677)	(5,634,649)	(3,711,510)

Accumulated deficit - Beginning of period	(18,629,443)	(10,031,997)	(16,320,796)	(8,250,419)

Premium on repurchase of shares	-	(28,894)	-	(107,639)

Accumulated deficit - End of period	(21,955,445)	(12,069,568)	(21,955,445)	(12,069,568)

	$	$	$	$

Basic and diluted loss per share	(0.05)	(0.04)	(0.08)	(0.07)

	#	#	#	#

Weighted average number of common shares outstanding	70,280,997	55,051,658	67,079,341	54,204,149

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

	Three-month period ended		Six-month period ended

	June 30, 2006 $ (Unaudited)	June 30, 2005 $ (Unaudited)	June 30, 2006 $ (Unaudited)	June 30, 2005 $ (Unaudited)

Cash provided for (used in)

Operating activities
Net loss for the period	(3,326,002)	(2,008,677)	(5,634,649)	(3,711,510)
Items not affecting cash
Debenture interest	-	55,711	-	71,064
Depreciation and amortization	658,332	694,974	1,444,592	1,387,516
Stock-based compensation	114,061	164,065	329,107	305,659
Unrealized foreign exchange loss	-	48,277	-	50,877
Future income taxes	-	(655,655)	(886,447)	(1,281,570)

	(2,553,609)	(1,701,305)	(4,747,397)	(3,177,964)

Net change in non-cash working capital items
Decrease (increase) in other receivables	25,490	(13,639)	(51,138)	58,219
Decrease (increase) in prepaid expenses and deposits	57,520	51,843	(177,134)	137,542
Increase (decrease) in accounts payable and accrued liabilities	408,565	(205,976)	529,948	(343,388)

	(2,062,034)	(1,869,077)	(4,445,721)	(3,325,591)

Financing activities
Repayment of convertible debenture and accrued interest	-	(101,177)	-	(101,177)
Issuance of share capital	1,000,000	613,094	13,104,000	1,799,183
Repurchase of shares	-	(119,388)	-	(302,375)
Restricted cash	-	659,931	-	659,000
Share issuance costs	(106,029)	(35,102)	(944,603)	(35,102)

	893,971	1,017,358	12,159,397	2,019,529

Investment activities
Proceeds on sale of property and equipment	-	10,077	-	10,077
Acquisition of property and equipment	(51,163)	(66,994)	(74,945)	(87,186)

	(51,163)	(56,917)	(74,945)	(77,109)

(Decrease) increase in cash and cash equivalents	(1,219,226)	(908,636)	7,638,731	(1,383,171)

Cash and cash equivalents - Beginning of period	14,429,807	8,988,453	5,571,850	9,462,988

Cash and cash equivalents - End of period	13,210,581	8,079,817	13,210,581	8,079,817

Cash and cash equivalents comprise
Cash on deposit	319,480	215,111	319,480	215,111
Short-term investments and deposits	12,891,101	7,864,706	12,891,101	7,864,706

	13,210,581	8,079,817	13,210,581	8,079,817

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
Notes to Interim Consolidated Financial Statements
(Unaudited)
June 30, 2006

(expressed in Canadian dollars)

1	Nature of operations

ViRexx Medical Corp. (the “Company” or “ViRexx”), amalgamated under the Business Corporations Act (Alberta), is a Canadian development-stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. The Company’s most advanced programs include product candidates for the treatment of ovarian cancer, chronic hepatitis B and C and selected solid tumours.

ViRexx was listed on the Toronto Stock Exchange on December 10, 2004 and on the American Stock Exchange on December 23, 2005

2	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. The interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to reflect a fair statement of the results for the interim period presented. All such adjustments are of a normal recurring nature. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2005. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2005.

3	Commitments

At June 30, 2006, expected payments in each of the next five years and in total, relating to operating leases for the office and laboratory facility and for commitments on clinical research contracts, are as follows:

$

2006	1,015,301
2007	113,126
2008	115,885
2009	115,885
2010	115,885
Thereafter	48,285

1,524,367

(1)

ViRexx Medical Corp.
Notes to Interim Consolidated Financial Statements
(Unaudited)
June 30, 2006

(expressed in Canadian dollars)

4	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

Issued

	Common shares

	#	$

Balance - December 31, 2005	58,443,445	45,989,189
Private placement	11,709,090	7,319,157
Exercise of stock options	190,000	172,568
Share issue costs	-	(1,202,635)

Balance - June 30, 2006	70,342,535	52,278,279

Contributed surplus

$

Balance - December 31, 2005	4,779,409
Warrants granted	6,220,804
Exercise of stock options	(68,567)
Stock-based compensation	329,107

Balance - June 30, 2006	11,260,753

2006 Transactions

On February 16, 2006, the Company completed a private placement of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.50 for a period of two years. Proceeds of the issue were allocated $5,404,363 to contributed surplus based on the estimated fair value of the warrants on the date granted. The brokers for the private placement received cash of 7% of the gross proceeds and 1,090,900 broker warrants as a commission. Each broker warrant entitles the brokers to acquire one common share of the Company for $1.50 per share until February 15, 2008.

On April 7, 2006, the Company completed a private placement of 800,000 units for gross proceeds of $1,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.75 for a period of two years. Proceeds of the issue were allocated $276,480 to contributed surplus based on the estimated fair value of the warrants on the date granted. The broker for the private placement received cash of $40,000 as a commission.

(2)

ViRexx Medical Corp.
Notes to Interim Consolidated Financial Statements
(Unaudited)
June 30, 2006

(expressed in Canadian dollars)

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants. On June 16, 2005, the Company’s shareholders approved a new plan (the “Plan”). The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company. The Company has granted 7,424,749 stock options under the Plan of which 6,832,563 were outstanding and 5,598,400 were exercisable at June 30, 2006. The expiry date of outstanding stock options range from November 2, 2006 to March 28, 2016. A summary of transactions during the period is outlined below:

	Stock options #	Weighted average exercise price $

Balance - December 31, 2005	6,670,200	0.84
Granted	402,363	1.30
Cancelled	(50,000)	1.39
Exercised	(190,000)	0.55

Balance - June 30, 2006	6,832,563	0.81

On February 1, 2005, the Company granted 300,000 stock options as an inducement to an individual to join the Company as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options will vest over a period of two years. Compensation expense arising from the options is recognized over the vesting period.

Stock-based compensation

The following weighted average assumptions were used in the Black-Scholes option pricing model for valuation of the 402,363 stock options granted during the current period.

Risk-free interest rate	4.11%
Dividend yield	0.0%
Expected life of the option	7 years
Volatility	57.0%

Stock-based compensation expense recorded for the six-month period ended June 30, 2006 was $329,107.

(3)

ViRexx Medical Corp.
Notes to Interim Consolidated Financial Statements
(Unaudited)
June 30, 2006

(expressed in Canadian dollars)

Warrants

As at June 30, 2006, the Company had 15,619,289 warrants outstanding at a weighted average exercise price of $1.52. The expiry date of outstanding warrants range from November 26, 2006 to April 7, 2008. A summary of transactions during the period is outlined below:

	Warrants #	Weighted average exercise price $

Balance - December 31, 2005	2,819,299	1.56
Granted	12,799,990	1.52

Balance - June 30, 2006	15,619,289	1.52

(4)